Exhibit 99.1

VNET Prices Offering of US$430 Million Convertible Senior Notes due 2030

BEIJING, March 13, 2025 /PRNEWSWIRE/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier-neutral and cloud-neutral internet data center services provider in China, today announced the pricing of its offering (the "Notes Offering") of US$430 million in aggregate principal amount of 2.50% convertible senior notes due 2030 (the "Notes"). The Notes Offering is expected to close on or about March 17, 2025, subject to the satisfaction of customary closing conditions.

The Notes will bear interest at a rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025. The Notes will be senior, unsecured obligations of the Company. The Notes will mature on April 1, 2030 unless earlier repurchased, redeemed or converted in accordance with the terms of the Notes prior to such date.

Holders of the Notes have the right to require the Company to repurchase all or part of their Notes in cash on April 3, 2028 or, subject to certain conditions, in the event of certain fundamental changes (as will be defined in the indenture of the Notes), at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after April 10, 2028, the Company may redeem all or part of the Notes for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the relevant optional redemption date. Furthermore, the Company may redeem all but not part of the Notes in the event of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the related redemption date.

Holders of the Notes may not convert the Notes at any time on or prior to the 40th day following the last date of the original issuance of the Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date and prior to the close of business on the business day immediately preceding October 1, 2029, the Notes will be convertible only if certain conditions are met. From and after October 1, 2029, holders of the Notes may convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. The Company will settle conversions by paying or delivering, as applicable, cash, the American Depositary Shares, each representing six Class A ordinary shares, with par value of US$0.00001 per share, of the Company (the “ADSs”) or a combination of cash and ADSs, at the Company’s election, subject to certain restrictions.

The Notes will initially be convertible at a conversion rate of 72.7273 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$13.75 per ADS and represents a conversion premium of approximately 25.0% above the Nasdaq closing price of the Company's ADSs on March 12, 2025, which was US$11.00 per ADS. The initial conversion rate is subject to adjustment upon the occurrence of certain events.

The Notes are offered in offshore transactions outside the United States to certain non-U.S. persons in compliance with Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act"). The Notes, the ADSs deliverable upon conversion of the Notes (if any) and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or any other applicable securities laws, and may not be sold or otherwise transferred except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any other applicable securities laws. No public offering of the Notes, the ADSs deliverable upon conversion of the Notes (if any) and the Class A ordinary shares represented thereby is being made into the United States.

The Company intends to use the net proceeds from the Notes Offering for the capital investment in wholesale IDC projects, working capital and general corporate purposes.

The Company expects that potential investors in the Notes may employ a convertible arbitrage strategy to hedge their exposure in connection with the Notes. Any such activities by potential investors of the Notes following the pricing of the Notes Offering and prior to the maturity date could decrease (or reduce the size of any increase in) the market price of the ADSs and the trading price of the Notes. The effect, if any, of the activities described in this paragraph, including the direction or magnitude, on the market price of the ADSs or the trading price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending Notes Offering, and there can be no assurance that such transaction will be completed.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans, contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

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